                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                           (AMENDMENT NO.     )(1)
                                          ----


                           THE FIRST BANCSHARES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)




                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                   318916103
--------------------------------------------------------------------------------
                                (CUSIP Number)




                                  May 12, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [ X ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)


---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 318916103                     13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS                              Nick D. Welch
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION                     U.S. Citizen

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         96,727
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                            0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                    96,727
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER                       0

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               96,727
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               8.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)      NAME OF ISSUER:

               The First Bancshares, Inc.

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6840 U.S. Highway 98 West
               Hattiesburg, Mississippi 39404

ITEM 2(A).     NAME OF PERSON FILING:

               Nick D. Welch

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               P.O. Box 6302
               Laurel, Mississippi 39441

               1301 Spring Hill Road
               39411


ITEM 2(C).     CITIZENSHIP:

               United States of America


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock


ITEM 2(E).     CUSIP NUMBER:

               318916103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.


ITEM 4.        OWNERSHIP.

               (a)  Amount Beneficially Owned: 96,727

         (b)  Percent of Class:   8.4%


         (c)  Number of Shares as to which such person has:

              (i)   sole power to vote or to direct the vote - 96,727

              (ii)  shared power to vote or to direct the vote - 0

              (iii) sole power to dispose or to direct the
                    disposition of       -                96,727

              (iv)  shared power to dispose or to direct the
                    disposition of       -                0


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.



ITEM 10.  CERTIFICATIONS.

          Not applicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      May 13, 1999
                                                      ------------
                                                      (Date)

                                                      /s/ Nick D. Welch
                                                      ---------------------
                                                      Nick D. Welch
                                                      Director
                                                      The First Bancshares, Inc.